UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549

SCHEDULE 13D
(Amendment No.4)


Under the Securities Exchange Act of 1934


EXCAL ENTERPRISES, INC.
(Name of Issuer)


Common Stock, par value $.004 per share
(Title of Class of Securities)

300902103
(CUSIP Number)


Steven C. Koegler, Esq.
Walker & Koegler, P.A.
10151 Deerwood Park Blvd.,
Building 100, Suite 200
Jacksonville, Florida 32256
(904) 998-9800
(Name, Address and Telephone Number of Person
Authorized to
Receive Notices and Communications)



June 3, 1996

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXCAL  ENTERPRISES,  INC.
Schedule 13D Amendment No. 4


The Reporting Persons hereby amend their statement on Schedule 13D relating to the common stock, par value $.004 per share, of Excal Enterprises, Inc. (the "Issuer"), as set forth herein.

Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in the Reporting Persons' prior statements on
Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

Set forth below is information concerning the state of organization, principal business, business address and principal office address of SEAF, Ltd., MCM Partners and Apollo Capital Corp., which are now Reporting Persons in addition to the Reporting Persons previously identified on the initial filing on Schedule 13D. The information marked by "*" below was inadvertently omitted from the Reporting Persons' second amendment to Schedule 13D.

1.	MCM Partners
   *a California general partnership
  	*134 North Street
  	*Healdsburg, California 95448
  	*Investments

2.	SEAF Ltd., a California limited partnership
  	*10506 Ilona Avenue, Suite 1410
  	*Los Angeles, California 90064
  	*Investments

3.	Apollo Capital Corp, a Delaware corporation
  	*150 Second Avenue, Suite 860
  	*St. Petersburg, Florida 33701
  	*Holding company

All of the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Act.

No Reporting Person has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.



After reasonable inquiry to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.004 per share, of Excal
Enterprises, Inc., a Delaware corporation,  is true, complete and correct.


Date: 7/16/96				Signature:  /s/ David J.  Smith
                                 David J. Smith

Date: 7/16/96				Signature: /s/ Jonathan E.  Humphreys
                           					Jonathan E. Humphreys

Date: 7/16/96				Signature:  /s/ Kyle K.  Krueger
                            					Kyle K. Krueger

Date: 7/16/96				Signature:  /s/ J.  Steven Emerson
                            					J. Steven Emerson

Date: 7/16/96				Apollo Capital Management Group, L.P.
            					a Delaware limited partnership

                						By: Apollo Capital Corp.
                						a Delaware corporation
                						its General Partner

                    		By:  /s/ Kyle K.  Krueger
                         						Kyle K. Krueger

Date: 7/16/96 		Apollo Capital Corp
             			a Delaware corporation

           					By:  /s/ Kyle K.  Krueger
                    					Kyle K. Krueger

Date: 7/16/96 		SEAF, Ltd.
           					a California limited partnership

             			By:  /s/ J.  Steven Emerson
                    					J. Steven Emerson
                     				Its General Partner

Dated: 7/16/96		MCM Partners

           					By:  /s/ Jonathan E.  Humphreys
                      			Jonathan E. Humphreys
                    					Its General Partner
4503\amend4.13d